EXHIBIT 21.1

List of Subsidiaries of

ECPM Holdings, LLC

Subsidiary	Jurisdiction of Incorporation or Organization
EndoChoice, Inc.	Delaware
EndoChoice GmbH	Germany
EndoChoice Innovation Center Ltd.	Israel
Robert S. Smith, M.D., Inc.	Georgia
EndoChoice Israel Ltd.	Israel